FORM N-8F

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES


I.   General Identifying Information

1.   Reason fund is applying to deregister (check only one):

     [     ] Merger

     [  X  ]  Liquidation

     [     ]  Abandonment of Registration
              (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [    ]   Election of status as a Business Development Company
              (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Active Assets Premier Money Trust

3.   Securities and Exchange Commission File No.: 811-9711

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X]  Initial Application   [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     Morgan Stanley Investment Advisors Inc.
     1221 Avenue of the Americas
     New York, NY 10020

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Lou Anne D. McInnis, Esq.
     Morgan Stanley Investment Advisors Inc.
     1221 Avenue of the Americas
     New York, NY 10020
     (212) 762-5262

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act 17 CFR 270.31a-1, .31a-2]:

     Morgan Stanley Services Company Inc.
     c/o Morgan Stanley Trust
     Harborside Financial Center, Plaza Two
     Jersey City, NJ 07311
     Attention:  Thomas Caloia
     (201) 209-8374

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the period specified in those rules.

8.   Classification of fund (check only one):

     [X]      Management company;

     [ ]      Unit investment trust; or

     [ ]      Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ X ]  Open-end  [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Morgan Stanley Investment Advisors Inc.
     1221 Avenue of the Americas
     New York, NY 10020

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Morgan Stanley Distributors Inc.
     1221 Avenue of the Americas
     New York, NY 10020

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes          [X] No

         If Yes, for each UIT state:

                  Name(s):
                  File No.: 811-_______
                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes          [ ] No

          If Yes, state the date on which the board vote took place:

          January 24, 2002

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes          [X] No

          If Yes, state the date on which the shareholder vote took place:


          If  No,  explain:  The   Trust's  declaration  of  trust  permits  the
          liquidation of the trust by a majority of the Trustees without shareholder approval.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes          [ ] No

     (a)  If Yes,  list the date(s) on which the fund made those  distributions:
          March 28, 2002

     (b)  Were the distributions made on the basis of net assets?

          [ ]  Yes         [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes          [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders.

     (e) For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (f)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ] Yes          [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ] Yes          [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     Yes [X]          No [ ]

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes          [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes          [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes          [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes          [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:
          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)  Legal expenses: $ 10,000*
          (ii) Accounting expenses: $ 10,000*
          (iii) Other expenses (list and identify separately): 0
                Typesetting and Printing of Proxy Statement:  $ 0
                Mailing of Proxy Statement:  $ 0
          (iv) Total expenses (sum of lines (i)-(iii) above): $ 20,000

     * These expenses have been approximated. There was no shareholder meeting for this fund because the Fund's Declaration of Trust permits the liquidation of the fund if approved by a majority of the Board of Trustees. Hence, the expenses for the liquidation of this fund were minimal.
     (b)  How were those expenses allocated?

     (c)  Who paid those expenses? The Fund, Active Assets Premier Money Trust.

     (d) How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes          [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes          [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes          [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The  undersigned  states  that  (i)  he or  she  has  executed  this  Form  N-8F application  for an order under  section 8(f) of the  Investment  Company Act of

1940 on behalf of Active Assets Premier Money Trust,  (ii) he or she is the Vice

President  of Active  Assets  Premier  Money  Trust,  and (iii) all  actions  by

shareholders,   directors  and  any  other  body   necessary  to  authorize  the

undersigned to execute and file this Form N-8F  application have been taken. The undersigned  also states that the facts set forth in this Form N-8F  application are true to the best of his or her knowledge, information and belief.


                                            /s/ Barry Fink
                                            ---------------------------------
                                            Barry Fink